

January 11, 2022

Dean Shigenaga
President and Chief Financial Officer
Alexandria Real Estate Equities, Inc.
26 North Euclid Avenue
Pasadena, CA 91101

      Re: Alexandria Real Estate Equities, Inc.
          Form 10-K for the fiscal year ended December 31, 2020
          File No. 001-12993

Dear Mr. Shigenaga:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction